Exhibit 99.1

Interim Management Statement

Imperial Tobacco Group PLC will be issuing an interim management statement on Thursday 24 July 2008.

Enquiries
Imperial Tobacco Group PLC

Alex Parsons (Head of Corporate Communications)
Telephone: +44 (0) 117 933 7241

Simon Evans (Group Press Officer)
Telephone: +44 (0) 117 933 7375

John Nelson-Smith (Investor Relations Manager)
Telephone: +44 (0) 117 933 7032

Nicola Tate (Investor Relations Manager)
Telephone: +44 (0) 117 933 7082

Copies of our announcements are available on our website:  www.imperial-tobacco.com